Exhibit 99.2
MIND C.T.I. LTD.

PROXY
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Tal Weiss and Oded Oz, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Mind C.T.I. Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, 2 HaCarmel Street., Yoqneam Ilit 2066724, Israel on May 11, 2021 at 10:00 A.M. (local time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement, dated April 1, 2021.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made, this Proxy will be voted FOR each Proposal. Any and all proxies heretofore given by the undersigned are hereby revoked.

 (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MIND C.T.I. LTD.

May 11, 2021

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL
The Notice of Meeting, proxy statement and proxy card
are available at www.mindcti.com/agm

Please sign, date and mail
your proxy card in the
 envelope provided as soon
 as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE LISTED PROPOSALS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR
BLACK INK AS SHOWN HERE ☒.

1.	TO RE-APPOINT INDEPENDENT AUDITOR
☐ FOR	☐ AGAINST	☐ ABSTAIN

2.	TO RE-ELECT MR. MEIR NISSENSOHN AS A CLASS III DIRECTOR
☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	TO ELECT MR. AMNON NEUBACH AS A CLASS III DIRECTOR
☐ FOR	☐ AGAINST	☐ ABSTAIN

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement, dated April 1, 2021.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:   Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign in full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.